CUSIP No. 88032L209	13D	Page 1 of 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tenax Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

88032L209

(CUSIP Number)

Stuart Rich
3621 Grove Street
Skokie, Illinois 60076
(847) 460-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2021

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSONS Stuart Rich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 2,396,432(1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER 1,909,585(2)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 1,972,085(3)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 1,909,585(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,306,017(4)(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%(6)
14	TYPE OF REPORTING PERSON IN

1 Includes (i) 2,333,932 shares of common stock, $0.0001 par value per share (the "Common Stock") of Tenax Therapeutics, Inc., a Delaware corporation (the “Issuer”), and (ii) 62,500 shares of Common Stock underlying options, held by Dr. Rich directly that are exercisable within 60 days of the date of this Amendment No. 1 to Schedule 13D.
2 Includes 1,909,585 shares of Common Stock of the Issuer owned by the Andrea Rich 2021 Irrevocable Trust, a Spousal Lifetime Access Trust (the “Trust”), of which Dr. Rich serves as co-trustee and shares voting and dispositive power with regard to the Common Stock held by the Trust. Dr. Rich and his children are beneficiaries of the Trust.
3 Does not include 424,347 shares owned by Dr. Rich and held by the Issuer pursuant to the Agreement and Plan of Merger dated January 15, 2021, by and between the Company and PHPrecisionMed Inc., as further described in the Schedule 13D filed by Dr. Rich on June 22, 2021.
4 Includes 1,909,585 shares of Common Stock of the Issuer owned by the Trust.
5 Includes (i) 2,333,932 shares of Common Stock of the Issuer, and (ii) 62,500 shares of common stock underlying options, held by Dr. Rich directly that are exercisable within 60 days of the date of this Amendment No.1 to Schedule 13D.
6 This percentage is based on 25,206,914 shares of Common Stock of the Issuer outstanding as of November 12, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021.

CUSIP No. 88032L209	13D	Page 3 of 6

1	NAME OF REPORTING PERSONS Andrea Rich 2021 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER -0-
SHARES BENEFICIALLY	8	SHARED VOTING POWER 1,909,585(1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER -0-
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 1,909,585(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,909,585(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(2)
14	TYPE OF REPORTING PERSON IN

1 1,909,585 shares of Common Stock owned by the Trust of which Dr. Rich serves as co-trustee and shares voting and dispositive power with regard to the Common Stock held by the Trust. Dr. Rich and his children also are beneficiaries of the Trust.
2 This percentage is based on 25,206,914 shares of Common Stock of the Issuer outstanding as of November 12, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 15, 2021.

CUSIP No. 88032L209	13D	Page 4 of 6

SCHEDULE 13D

This Amendment No. 1 on Schedule 13D (“Schedule 13D/A”), which amends the statement on Schedule 13D filed June 22, 2021 (“Schedule 13D”), relating to the Common Stock of the Issuer, is filed by Dr. Rich and the Trust (collectively with Dr. Rich, the “Reporting Persons”).

This Schedule 13D/A is being filed to show the Reporting Persons’ beneficial ownership further to Dr. Rich gifting Common Stock to his spouse who subsequently transferred the Common Stock to the Trust for estate planning purposes. Except as expressly amended below, the Schedule 13D remains in effect.

Item 2. Identity and Background

(a)
This Schedule 13D/A is being filed by the Reporting Persons. Dr. Rich is the Chief Medical Officer of the Issuer and a member of the Issuer’s Board of Directors. The Trust is organized in Illinois and is a Spousal Lifetime Access Trust.

(b)	The business address of Dr. Rich and the Trust is 3621 Grove Street, Skokie, Illinois 60076.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On October 12, 2021, Dr. Rich gifted 1,905,585 shares of Common Stock to his wife, Andrea Rich (“Mrs. Rich”). On November 29, 2021, Mrs. Rich transferred her gifted shares of Common Stock to the Trust for estate planning purposes.

Item 4. Purpose of Transaction

Dr. Rich has acquired, and holds, the shares of Common Stock reported herein for investment purposes. He may acquire additional shares of Common Stock depending on market conditions and the business performance of the Issuer, but does not currently plan to purchase a number of additional shares of Common Stock that would result in a substantial change in his beneficial ownership or his ability to influence control of the Issuer.

              On October 12, 2021, Dr. Rich gifted 1,905,585 shares of Common Stock to Mrs. Rich. On November 29, 2021, Mrs. Rich transferred her gifted shares of Common Stock to the Trust for estate planning purposes.

Other than as described above, and except that Dr. Rich may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by him to one or more purchasers, or transfer or contribute shares of Common Stock to trusts for estate planning purposes, Dr. Rich does not have any present plans which relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

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               Other than as described above, and except that the Trust may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by it to one or more purchasers, the Trust does not have any present plans which relate to or would result in:

(a)
the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)
an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)
a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)
any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)
any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer’s business or corporate structure;

(g)
changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)
a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”); or

(j)
any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer

(a)
See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Persons.
(b)
See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
(c)
Each of the required transactions described in this Item 5(a) was reported on a Form 4 filed by Dr. Rich with the SEC pursuant to Section 16 of the Act and available on the SEC’s website at www.sec.gov. The information reported in such filings is expressly incorporated herein.

 Item 7. Materials to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 6, 2021	/s/ Stuart Rich, M.D.
Stuart Rich, M.D.

Andrea Rich 2021 Irrevocable Trust

By: /s/ Stuart Rich, M.D.
Name: Stuart Rich, M.D.
Title: Co-Trustee

By: /s/ Jonathan D. Rich, M.D.
Name: Jonathan D. Rich, M.D.
Title: Co-Trustee